Exhibit 99.1

OLYMPUS
PACIFIC MINERALS INC.

Advanced Explorer - Emerging Producer

Annual Report 2007

Olympus Pacific Minerals Inc.

Index

Chairman’s Review	3
Why Invest in Olympus?	4
Summary of Mineral Reserve and Resources Estimates	6
Management’s Discussion and Analysis	8
Highlights	9
Company Background	10
Company Strategy	11
The Business Environment	11
Results of our Exploration, Development, and Production Activities	13
Bong Mieu	13
Phuoc Son	20
Capcapo	25
Other Properties	27
Operational Activities	28
Summary of Quarterly Results	28
Fourth Quarter Highlights	29
Liquidity Section – Investing and Financing Activities	29
Regulatory Update	31
Critical Accounting Policies and Estimates	33
Transactions with Related Parties	36
Risk Factors and Uncertainties	37
Forward Looking Information	43
Management’s Responsibility	46
Report Of Independent Auditors	47
Consolidated Financial Statements	48
Notes to Consolidated Financial Statements	51
Corporate Information	72

Annual Report 2007

Chairman’s Review

Dear Fellow Shareholder:

I am pleased to report that Olympus Pacific Minerals Inc. has made significant progress during the 2007 business year. I believe this progress has raised the level of our company to a distinct new category; Advanced Explorer, Emerging Producer.

David A. Seton
Chairman & Chief
Executive Officer

Highlights of the significant and exciting progress made are:

•
The Company raised $37 million through two equity offerings, $12 million on March 19, 2007 and $25 million on August 10, 2007. The proceeds from the offerings will be used for further exploration and feasibility studies at Olympus’ Bong Mieu and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines.

•	Exploration budget of US$15M approved with exploration and development drilling forecast at some 56,000 meters over the next 18 months.

•
Increased gold equivalent resource on October 9, 2007; Measured and Indicated is 345,700 ounces gold (includes contained ounces of 101,850 tungsten and fluorine gold equivalent and 45,300 of historical) and Inferred is 499,300 ounces gold (includes contained ounces of 90,400 of tungsten and fluorine gold equivalent and 317,300 of historical).

•	Exploration drilling at the high-grade Phuoc Son Property has extended the Dak Sashear deposit over a strike length of approximately 5 km. The deposit remains open to the north, northwest and south.

•	Phuoc Son resource was increased January 15, 2008; Measured and Indicated is 211, 280 ounces gold and Inferred category is 425,380 ounces gold.

•	Company geologists believe Capcapo in the northern Philippines has the potential for a major discovery resulting from the excellent due diligence drill programs.

•	The Form 20-F registration process in the United States was completed in January 2008. Olympus’ US registration should allow easier access to global equity and debt markets.

•	The Company now meets internal control requirements as prescribed by Sarbanes-Oxley and Multilateral Instrument 52-109.

The Company believes that 2008 will be the most productive in our history as we continue to explore, increase our resource and develop our production profile at Bong Mieu and Phuoc Son. The high demand, low supply situation for gold motivates our team to work towards becoming a leading explorer and producer in Southeast Asia.

I predict, the year ahead will be the most exciting on record and wish to thank you, our loyal shareholders and employees, who believe so strongly in our vision of making major discoveries and increasing shareholder wealth.

David A. Seton
Chairman and Chief Executive Officer

Olympus Pacific Minerals Inc.

Annual Report 2007

  2008-2009 exploration budget approved of $15M USD.
  Exploration and development drilling forecast at 56,000 meters.
  Significant potential to increase mineral resource
  Currently producing & exporting gold at the Bong Mieu Gold Plant.
  Feasibility study approves the development of the Phuoc Son Gold Mine.
  Experienced management team focused solely on Olympus.

Olympus Pacific Minerals Inc.

Reserves

Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu	Proven	104,890	2.96	9,987
Gold Property (1)	Probable	322,070	2.43	25,136
	Total P&P	426,960	2.56	35,123

Resources

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

Property	Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Phuoc Son	Measured	157,450	13.06	66,090
Gold Property (2)	Indicated	442,810	10.2	145,190
	Total M&I	600,260	10.95	211,280
	Total Inferred	1,955,440	6.77	425,380

Bong Mieu	Measured (3)	822,700	2.41	63,750
Gold Property (3, 4)	Indicated (3)	2,069,300	2.03	134,800

	Historical M&I (underground) (4)	216,700	6.51	45,300

	Inferred (3,6)	1,950,000	1.46	91,600

	Historical Inferred (underground) (4)	1,220,000	8.1	317,300

	Tungsten & Fluorine as Gold Equivalent(5)
	Measured			38,950
	Indicated			62,900
	Total M&I			101,850

	Inferred			90,400

Annual Report 2007

Notes:

1.
Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au). These proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. The data presented at 31 December 2007 and 2006 represents remaining Reserves after depletion by mining; the Reserves will be recalculated during 2008.

2.
Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument NI 43-191 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Prior resources were estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM can be found in the Company’s filings at www.sedar. com. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

3.
Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

4.
Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

5.	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten and Fluorine in the Bong Mieu East Resource is equivalent to 101,850 ounces.

6.	Inferred resources are in addition to measured and indicated.

7.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Olympus Pacific Minerals Inc.

Management’s Discussion
and Analysis (“MD&A”)

As at March 5, 2008

The following Management Discussion and Analysis, which has been prepared as of March 5, 2008, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2007 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion covers the year ended December 31, 2007 and the subsequent period to March 5, 2008. Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM and on the over the counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Bong Mieu
Processing Facility

Management’s Discussion and Analysis

Phuoc Son
Drill Rig

Highlights

• We have increased our Measured and Indicated
resources for the Company from 392,700
contained ounces of gold in 2006 to 556,980
(includes 101,850 contained ounces of tungsten
and fluorine gold equivalents and 45,300 of
contained historical ounces) by January 15, 2008,
an increase of 42 percent.[1,2]

• We have increased our Inferred resources for the
Company from 498,500 contained ounces of gold
in 2006 to 924,680 (includes 90,400 contained
ounces of tungsten and fluorine gold equivalents
and 317,300 of contained historical ounces) by
January 15, 2008, an increase of 85 percent.[1,2]

• We have increased our Inferred resources at
Phuoc Son from 94,700 contained ounces of
gold in 2006 to 425,380 by January 15, 2008, an
increase of 349 percent. [2]

• We have increased Measured and Indicated resources at Bong Mieu from 183,200 contained ounces of gold in 2006 to 345,700 (includes 101,850 contained ounces of tungsten and fluorine gold equivalent and 45,300 of contained historical ounces) by
January 15, 2008, an increase of 89 percent.[1]

• We have raised a total of $37 million through two equity offerings;
$12 million on March 19, 2007 and $25 million on August 10, 2007.

• We obtained an exploration license for the Phuoc Son property in early 2008.

• The Bong Mieu Central plant improved steadily throughout the year, as a result of increasing throughput, grades, and recoveries, that resulted in production of 9,737 ounces of gold in 2007. The plant sold 9,198 ounces of gold at an average realized price of US$708 per ounce.

• At Capcapo a program of due diligence work, including diamond drilling, was completed in 2007. A campaign of Community Consultation in accordance with Philippine laws commenced and must be completed prior to a full exploration campaign planned in 2008.

• Our Form 20-F registration process in the United States was completed in January 2008.
Being registered in the United States should allow easier access to global equity and debt markets. The completion of the Form 20-F registration allowed us to apply to the
Financial Industry Regulatory Authority (“FINRA”) and obtain approval, effective March 5,
2008, for our common shares to be listed and posted for trading on the over the counter bulletin board in the United States. This will allow U.S. citizens to trade the Company’s common shares more efficiently.

• During 2007, management remediated previously disclosed internal control weaknesses identified in the 2006 assessment and now meets internal control requirements as prescribed by Sarbanes-Oxley and Multilateral Instrument 52-109.

Notes:

1.
Please refer to a copy of the report titled “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated August 31, 2007 by TMC/SA that can be found in the Company’s filings at www.sedar.com. A table of Bong Mieu Gold Property Mineral Reserve and Resource Estimates can be found on page 14.

2.
Please refer to a copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM that can be found in the Company’s filings at www.sedar.com. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/ SA, that can also be found in the Company’s filings at www.sedar.com. A table of the Phuoc Son Gold Property Resource Estimates can be found on page 21.

Olympus Pacific Minerals Inc.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam. The Company, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value. The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo. The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies is set out in the chart below.

Bong Mieu (80 percent interest)
Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006. Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230) which is under development, Bong Mieu East (VN240), as well as a number of new surface showings.

Phuoc Son (85 percent interest)
Phuoc Son is actively exploring the property for new primary gold occurrences in addition to 30 existing occurrences. The property includes the high-grade deposit Dak Sa (VN320) (the “North Deposit” and “South Deposit”, and collectively the “Dak Sa Deposit”).

Capcapo (option to earn in – 60 percent)
The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. We have an option to earn up to a 60 percent interest in this mining tenement upon completing a specified level of expenditures on the property.

Management’s Discussion and Analysis

Company Strategy

The Company’s 2008 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources;

•	Conducting feasibility and other studies;

•	Continuing on a path to achieve positive returns from our subsidiaries;

•	Continue to enhance internal controls and monitor compliance with existing controls; and

•	Control costs in order to maximize use of cash balances.

Specific goals and the 2008 outlook for each of our subsidiaries are discussed in the operations sections in this MD&A.

The Business Environment

Six critical business factors impact our performance:

1. Mineral Reserves and Resources

Our mineral reserves and resources are the foundation of our business. They have a direct impact on feasibility and scoping studies and the value of our Company. Our mineral reserves and resources also dictate how much ore we can produce, and for how many years we can produce it. The grade of ore we mine can vary from year to year. This has a significant impact on the volume of metal we sell, and on our financial results.

2. Gold Price

The price we receive for the gold we produce and sell has a direct impact on our profitability. The price of gold also has a direct bearing on feasibility studies that we have or may complete in the future, increasing or decreasing the potential rate of return on a project. The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

Phuoc Son
Mine Entrance

Olympus Pacific Minerals Inc.

3. Licensing

In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License. Then, the Company requires a prospecting license, an exploration license, a mining license, and an export license depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur. For more information on our licenses, please refer to pages 18, 24 and 26.

4. Increasing Costs

An increasing cost environment has a direct impact on financial results of the Company. It also impacts the results of feasibility studies making a project less attractive to develop in the future. Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply. We expect the general trend of higher costs to continue through 2008.

5. Exchange Rates

Our revenue is mainly in US dollars, but because we operate in South East Asia, our costs are in several different currencies. We are most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, and the Vietnamese Dong. Also, as our cash is held mostly in Canadian dollars, future changes in the relationship between the Canadian dollar and foreign currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are core to our success. The current buoyant commodities markets have resulted in a shortage of skilled recruits. In the past year, we have made it a priority to focus on attracting and retaining the appropriate calibre people that can help achieve the Company’s goals.

Bong Mieu
Surface One

Management’s Discussion and Analysis

Results of our exploration, development,
and production activities

Bong Mieu Gold Mining Company Limited
Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220). The mine contains proven and probable reserves and has been in commercial production since 2006. Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, located one kilometer from the operating Bong Mieu Central Gold Mine (VN220). Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings. There is potential for additional discoveries and resource expansion based on work completed to date.

Company structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited1, a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements. Joint venture profits shall be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company would pay a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam.

The Company manages the exploration programs
on the property on behalf of the joint venture.

Update on Resources and Reserves

A review and validation of the updated Bong Mieu East (VN240) and Bong Mieu Central Gold mine (VN220) resource estimates was completed to the required NI 43-101 standards and filed during 2007 by independent consultants – Terra Mining Consultants and Stevens and Associates. (“Technical Review of Bong Mieu Gold Project in Quam Nam Province, Vietnam”). The full text of the report is available on the Olympus and Sedar websites:

www.  olympuspacific.com
www.  sedar.com

Gold Pour
Bong Mieu
Gold Plant

[1] The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton,
John Seton, Colin Patterson, Charles Barclay, Duong Ho Phuong, and Nguyen Xuan Tuong.

Olympus Pacific Minerals Inc.

Summary of Bong Mieu Gold Property
Mineral Reserve and Resource Estimates[1,5]
	December 31, 2006			December 31, 2007
		Gold Grade	Contained		Gold Grade	Contained
Reserve Category	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)

Proven	154,500	3.05	15,150	104,890	2.96	9,987
Probable	474,400	2.50	38,130	322,070	2.43	25,136
Total P&P	628,900	2.63	53,280	426,960	2.56	35,123

Resources

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

	December 31, 2006			December 31, 2007
		Gold Grade	Contained		Gold Grade	Contained
Resource Category	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)

Measured[2]	268,100	2.80	24,200	822,700	2.41	63,750
Indicated[2]	843,800	2.22	60,100	2,069,300	2.03	134,800
Historical M&I (surface)[6]	878,000	1.9	53,600
Historical M&I
(underground)[3]	216,700	6.51	45,300	216,700	6.51	45,300
Inferred[2,7]	96,200	2.17	6,700	1,950,000	1.46	91,600
Historical Inferred (surface)[6]	1,380,000	1.8	79,800
Historical Inferred (underground)[3]	1,220,000	8.1	317,300	1,220,000	8.1	317,300
Tungsten & Fluorine as Gold Equivalent[4]
Measured	38,950
Indicated	62,900
Total M&I	101,850
Inferred	90,400

Management’s Discussion and Analysis

Notes:

1.
Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au). These proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. The data presented at 31 December 2007 and 2006 represents remaining Reserves after depletion by mining; the Reserves will be recalculated during 2008

2.
Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

3.
Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

4.	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten and Fluorine in the Bong Mieu East Resource is equivalent to 101,850 ounces.

5.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

6.	Employed a lower 0.8 g/t cutoff and 10 g/t grade upper cutoff.

7.	Inferred resources are in addition to measured and indicated.

The table provides key 2007 information for the Bong Mieu property:
Deferred exploration and development balance at December 31, 2007	$6,194,341
Property, plant, and equipment balance at December 31, 2007	$8,103,000
Spending on exploration and development activities in 2007	$1,870,000
Spending on property, plant, and equipment acquisitions in 2007	$536,000

Olympus Pacific Minerals Inc.

Field and Surface Exploration (VN210)

During 2007 Olympus completed 15 drill holes totaling approximately 1,615 meters on the property. The bulk of the drilling was focused on the Nui Kem/Saro Hill areas (VN230) which host vein structures parallel to the main Nui Kem vein system.

Nui Kem Upper Vein/Saro Hill Drill Program Highlights

Hole ID	From (m)	To (m)	Intercept width (m)	Au (g/t)	Ag (g/t)
NKDD06	38.00	39.40	1.40	6.06	7.80
and	41.12	41.60	0.48	6.32	2.50
NKDD07	94.00	95.00	1.00	5.43	3.70
SHDD01	98.80	99.35	0.55	4.75	1.80

In the light of these results this program was suspended in order to re-evaluate the prospects.

Field exploration (VN210) conducted during the year covered an area approximated at 374 hectares out of which 147.50 hectares were gridded for geochemical soil sampling. A total of 592 samples were collected that consisted of 196 rock chips from 44 adits/pits, 121 from outcrops, 46 from floats, 22 from artisan miners’ stock piles and 207 geochemical soil samples. Field exploration programs indicate excellent, large scale, near-surface potential of the property and these will be progressively tested during 2008.

Surface exploration (VN210) continued on the trend that hosts the BM Underground Deposit (VN 230) investigating a zone approximately 100 meters above the BM Underground Deposit workings. A total of 961.8 meters was completed in nine holes. The drilled holes showed two mineralized zones within mafic rocks but gold grades were inconsistent, ranging from 0.16 g/t Au to 6.06 g/t Au. Four holes, totaling 468 meters, were drilled into the adjacent Saro Hill prospect with a similar variation in results. A detailed geological review of this data will be made prior to further targeting in early 2008.

Reforestation
Bong Mieu
Gold Plant

Management’s Discussion and Analysis

Exploration and Development – Bong Mieu Underground Deposit (VN230)

We recommenced development of the decline at the Bong Mieu Underground deposit in September 2007.

The exploration decline was developed for a total of 287 meters during 2007. A further 150 meters is required prior to carrying out the initial exploration drilling.

The primary purpose of this decline is to access underground drilling platforms to test the depth extensions of the Nui Kem ore body as this is deemed more effective and economical than drilling from surface. The decline also affords access to the old mine which will allow mining operations to be carried out on old pillars and previously unmined blocks.

Production and Operational Results – Bong Mieu Central (VN 220)

Commercial production began at Bong Mieu Central (VN220) on October 1, 2006. Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production.

Sample Analysis
Bong Mieu
Gold Plant:

The table below shows selected operating mine statistics:
	Q4	Q3	Q2	Q1	YTD 2007	YTD 2006
Tonnes of ore milled	42,300	43,600	36,000	33,600	155,500	131,000
Grade (g/t Au)	3.26	3.21	3.12	3.00	3.16	2.52
Mill recoveries (percent)	64.1	69.1	59.9	50.0	61.7	44.8
Gold production (ounces)	2,842	3,111	2,163	1,621	9,737	4,757
Gold sales (ounces)	2,497	3,055	2,186	1,460	9,198	[a]4,651
Sales	$2,004,292	$2,232,250	$1,640,631	$1,119,084	$6,996,257	[a] $1,644,040
Cost of sales	$1,388,200	$1,395,722	$1,161,379	$1,577,892	$5,523,193	$1,535,891
Amortization	$412,529	$495,253	$509,083	$446,489	$1,863,354	$554,923
Royalties	$35,655	$37,476	$17,874	$21,331	$112,336	$47,960

a.
A total of 4,651 ounces of gold were sold for proceeds of US$2,917,582 during 2006 of which 2,335 ounces with proceeds of US$1,469,309 were netted against deferred development costs when the mine was not in commercial production.

Production
Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries. Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails. The plant has been producing, on average, approximately 1,000 ounces per month since July 2007.

Olympus Pacific Minerals Inc.

Mill throughput fell three percent in fourth quarter of 2007 compared to the third quarter of 2007 due to a ball mill motor failure, power outages, and high levels of rainfall in October 2007. Recoveries were also lower in the fourth quarter due to changes in the ore type being processed. As a result of lower throughput and recoveries in the fourth quarter 2007, gold production was 8.6 percent lower than the third quarter of 2007.

The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also plans to install a Falcon concentrator in early 2008 to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

Financial Performance

A total of  9,198 ounces of gold were sold for proceeds of US$6,514,000 during 2007. The average realized gold price was US$708 per ounce in 2007. Revenues have increased in the second part of 2007 as a result of higher production and higher gold prices.

Licensing
The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

Project	Owner	License	Area	Status	Grant Date	Term	Expiry Date
Bong Mieu	BMGMC	Investment License – 140/GPD C2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016
Bong Mieu – Central (VN220)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu
Gold Plant

Management’s Discussion & Analysis

Bong Mieu Gold Mining Company Limited was granted a 25 year Investment License in March 1991 that covers 3,000 hectares and contains three deposits: Bong Mieu Central Gold mine (VN220), Bong Mieu Underground Deposit (VN230), and Bong Mieu East (VN240). Two of the Company’s Mining Licenses (one on VN220 and the other on VN230) that cover a total of 365 hectares are included within the 3,000 hectares covered by the Investment License. On July 22, 1992, Bong Mieu Gold Mining Company Limited obtained a mining license to allow the mining of gold at the Bong Mieu Central Gold mine (VN220) whereby the total mining area is 358 hectares including open pit area of 230 hectares, underground mine of 100 hectares and tailings area of 28 hectares. The mining license has a term of 25 years starting at the date of the issuance of the investment license. Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department. The Company plans to either apply for a new mining license or modify existing licenses to include Bong Mieu East (VN240).

An application for the Bong Mieu exploration license is with the Ministry of Natural Resources for approval. If we were unable to obtain this exploration license in the near future this could impede our ability to obtain new or amended mining licenses. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The Company has mining licenses to cover the area being mined; but, to further expand the mining area or cover a new mining area, the Company would require an exploration license before obtaining a new mining license or amending an existing license. Failure to obtain a new exploration license could impede the Company’s future activities in connection with Bong Mieu including limiting the Company’s ability to mine additional areas. Given the lengthy process involved in obtaining an exploration license, the Company anticipates receiving the license during 2008. Please also see the MD&A section Risk Factors and Uncertainties on page 37.

Schedule of Certificates

Exportation of gold is covered by a valid annual export license. On October 9, 1993, a Land Use Certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine. The certificate covers a 365 hectares area of which 300 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction. The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

Company	Type Of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	November 27, 2007	~ 1 year	Dec 31, 2008
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

2008 Outlook
  Continue exploration and evaluation drilling.
  Further develop access to the Bong Mieu Underground Deposit (VN230) for purposes of exploration and mining with a goal of providing higher grade ore from the Bong Mieu Underground Deposit (VN230) to the operating Bong Mieu Central Gold plant (VN220).
  Complete a Global Scoping study for Bong Mieu and commence a Bong Mieu in-house scoping study.

Olympus Pacific Minerals Inc.

Phuoc Son Gold Mining Company Limited.

Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to 30 existing occurrences. The remaining half of the property is not available for exploration at this stage. The property includes the high-grade deposit Dak Sa (the “South Deposit” and “North Deposit”, and collectively the “Dak Sa Deposit”).

Company structure

The Company holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”)1. PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The table provides key 2007 information for the Phuoc Son property:
Deferred exploration and development balance at December 31, 2007	$14,834,584
Property, plant, and equipment balance at December 31, 2007	$2,903,000
Spending on exploration and development activities in 2007	$5,064,000
Spending on property, plant, and equipment acquisitions in 2007	$1,058,000

Bong Mieu
Service Bay

1 The Directors of Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Colin Patterson, Rod Murfitt, Nguyen Xuan Tuong, Dinh Van Thu.

Management’s Discussion & Analysis

Update on Resources and Reserves and Exploration Progress in 2007

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open. The potential for additional discoveries and continued resource expansion in 2008 are considered positive.

During 2007, Olympus completed 37 drill holes totaling approximately 11,170 meters. Updates of the property’s mineral resource estimates undertaken by Olympus staff and validated by Independent Consultants as required by National Instrument 43-101 as shown in the table below:

Resource Estimates1,2

	December 31, 2006			December 31, 2007			January 15, 2008
Resource		Gold			Gold			Gold
Category	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)

Measured	157,000	13.21	66,650	157,000	13.21	66,650	157,450	13.06	66,090
Indicated	336,000	13.21	142,850	336,000	13.21	142,850	442,810	10.2	145,190
Total M&I	493,000	13.21	209,500	493,000	13.21	209,500	600,260	10.95	211,280
Total Inferred	273,000	10.78	94,700	273,000	10.78	94,700	1,955,440	6.77	425,380

Notes:

1.
Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument NI43-191 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Prior resources were estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM can be found in the Company’s filings at www.sedar. com. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

2.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Olympus Pacific Minerals Inc.
The drilling results for Dak Sa project (VN 320), in 2007, are summarized in the table below:
Dak Sa Drill Results
Hole ID	From (m)	To (m)	Intercept width (m)	Gold Grade (g/t)
DSDH209	290.75	292.30	1.55	17.09
And	293.90	297.55	3.65	7.69
DSDH210	245.85	246.85	1.00	23.00
DSDH211	363.79	365.00	1.21	5.77
DSDH213	258.00	268.50	10.50	5.15
DSDH217	258.80	260.00	1.20	4.01
And	363.45	365.60	2.15	20.74
DSDH218	364.10	365.80	1.70	5.78
And	379.00	380.30	1.30	2.85
DSDH219	324.30	327.20	2.90	3.04
And	338.85	339.35	0.50	20.80
And	354.80	357.30	2.50	29.18
And	372.80	373.15	0.35	18.40
DSDH221	414.45	419.10	4.65	1.64
And	451.70	455.35	3.65	12.37
DSDH222	422.35	425.00	2.65	1.82
And	454.20	456.65	2.45	4.37
DSDH223	276.00	285.55	9.55	2.69
including	276.00	277.00	1.00	6.34
And	280.00	280.80	0.80	15.70
And	282.85	283.75	0.90	4.44
DSDH224	389.50	390.10	0.60	28.80
And	443.35	446.00	2.65	2.95
including	443.35	444.35	1.00	5.68
And	444.70	446.00	1.30	2.96
DSDH225	275.60	277.30	1.70	16.11
including	275.60	276.25	0.65	40.65
And	294.30	296.65	2.35	3.69
including	294.30	295.30	1.00	8.17
DSDH226	246.40	247.27	0.87	1.23
DSDH227	224.55	226.40	1.85	7.66
including	225.75	226.40	0.65	20.35
DSDH230	259.80	261.80	2.00	13.87
including	260.55	261.15	0.60	31.75

Notes:

1.	Unless otherwise stated, holes were collared at a declination of minus 90 degrees.

2.	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.

3.	Grades are uncut.

Management’s Discussion & Analysis

(Notes Continued from Dak Sa Drill Results)

4.	All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, using the Fire Assay method on 50 grammes of prepared sample.
The MAS laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

5.
Unless otherwise noted, the technical information in this table has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by NI 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses. Statements contained in this table that are not historical facts are forward- looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Phuoc Son:
Drill Rig
Operator

The deposit remains open in all directions. Ongoing drilling will focus on continuing to enlarge the zone and to bring these extensions to mineral resource status. Exploration and deposit scale step-out drilling will continue throughout 2008. A number of new targets have been developed and are planned for drill testing during 2008. The exploration objective for the new areas is to evaluate and identify targets which have stand alone potential on a major scale or that could be mined in conjunction with the existing Dak Sa deposit.

Development – Dak Sa Underground Project (VN 320)

The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about one kilometer apart. The northern area of the future mine will be accessed from the southern area by underground development. During 2007, the following work was completed or in progress:

•	145 meters of the main access decline was developed. The initial ore intersection will be a further 80 meters.

•	The exhaust portal was constructed and 45 meters of the exhaust ramp was developed.

•	Surface Site earthworks for the development work were completed.

•	Construction and asphalting of the road to magazine were completed.

•	A nine kilometer road access to site was completed

•	Explosive magazine facility was licensed and commissioned.

•	Water service lines were installed.

•	Surface fans were installed and commissioned.

•	Cement work (grouting) was completed at sheared zone to prevent water inflow.

•	Accommodation arrangements were completed to house the existing staff.

A feasibility study is underway for the project.

Olympus Pacific Minerals Inc.

Licensing
The table below summarizes the key licenses that Phuoc Son Gold Mining Company Limited holds:
Project	Owner	Licence	Area	Status	Grant Date	Term	Expiry Date
Investment
Phuoc Son	PSGC	License	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
2355/GP
Exploration
Phuoc Son	PSGC	License	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
67/GP-BTNMT
Phuoc Son		Mining License	To be
– Dak Sa	PSGC	116/GP-		Granted	23/1/2006	3 years	23/1/2009
(VN320)		BTNMT	amended
The Phuoc Son exploration licence was granted in January 2008.

On October 20, 2003, the Ministry of Planning and Investment of the Vietnam government granted a 30-year investment licence No. 23551GP (the “Phuoc Son Investment Licence”) covering 7,000 hectares for the Phuoc Son Gold Property. On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit (VN320), which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining. The Terra Mining Consultants Ltd/Stevens & Associates Preliminary Assessment (NI 43-101) Report on the Phuoc Son resources has been completed in order to fulfill disclosure requirements. These new resources are awaiting approval from the National Council for Mineral Resource Evaluation. Once this has been approved, we will proceed in 2008 to file an application to amend the Mining License boundaries to include the entire Dak Sa (VN320) area.

2008 Outlook

•	To determine and obtain appropriate source of project funding for the Dak Sa project (VN320).

•	Develop Dak Sa to enable bulk testing through the Bong Mieu plant to de-risk project.

•	Complete a feasibility study for the Dak Sa gold project.

•	Commence mine development at Phuoc Son after financing for the project is obtained.

Phuoc Son mine
Exhaust Portal

Management’s Discussion & Analysis

Core Samples
Capcapo

Capcapo Gold-Copper Property
Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal– porphyry gold characteristics as the Baguio Gol District but has remained virtually unexplored. Olympus’ partner on the property is AMIC. AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a strong local partnership in the Philippines.

Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

Also part of the agreement terms is a Right of First Refusal covering approximately 320 square kilometres of other AMIC / Jabel tenements within this highly prospective area. The Capcapo Property consists of Mineral Production Sharing Agreement (“MPSA”) No. 144-99- CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (“EXPA”). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Property.

Under the MOA, the parties will form a joint venture corporation (“Newco”) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (“Kadabra”). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100 percent beneficially owned by the Company.

Upon full exercise of the option, Newco will be 40 percent owned by Kadabra, 20 percent owned by a Philippine national that the Company will identify (“Philco”), and 40 percent owned by AMIC. Collectively, the 40 percent ownership of Kadabra and the 20 percent ownership of Philco in Newco represent the 60 percent interest in the Property that is subject of the MOA.

Olympus Pacific Minerals Inc.

2007 Progress Update

•	A program of Due Diligence work, including diamond drilling, commencing in the first quarter of 2007, was completed in the third quarter.

•
At a meeting in September 2007, the Company was informed that an objection to exploration activities had been lodged with the National Council of Indigenous Peoples relating to the Capcapo area. A campaign of Community Consultation in accordance with Philippine laws was started in the fourth quarter of 2007 that must be resolved before a full exploration campaign can commence in 2008.

•	We have spent $678,541 on this project which has been capitalized to deferred exploration and development costs on the balance sheet.

Significant results from drilling are listed in the table below:

Capcapo Drill Results

Hole ID	From(m)	To(m)	Intercept	Gold Grade	Copper Grade	Silver Grade
			width (m)	g/t Au	(percent)	(g/t)
DDH07-09	0.0	94.0	94.0	1.49	0.31	5.59
including	0.0	43.0	43.0	2.65	0.23	7.12
DDH07-10	41.0	82.0	41.0	2.07	0.60	8.93
including	45.0	51.0	6.0	3.33	1.45	26.48
and	57.0	67.0	10.0	4.02	1.05	8.46
DDH07-11	47.0	94.0	47.0	1.53	0.35	2.40
including	51.0	67.0	16.0	4.05	0.78	4.81
DDH07-12	87.0	115.0	28.0	3.06	0.67	2.53
including	94.0	112.0	18.0	4.43	0.91	3.38

Notes:

1.
Hole 07-09 was drilled at an inclination of -45 degrees on an azimuth of 180 degrees. Both of hole 07-10 & 11 were drilled vertically. Hole 07-12 was drilled at an inclination of -75 degrees on an azimuth of 270 degrees.

2.
Based on current geological interpretation of the drilling results, true widths of holes 07-10 to 12 approximate true width while hole 07-09 is estimated at this time to represent approximately 60 percent of the core width. Additional drilling is required before definitive true widths can be determined.

3.
All sample preparation and assays were performed by McPhar Geoservices (Philippines) Inc. located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

4.
Unless otherwise noted, the technical information in this table has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by NI 43-101.

The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. McPhar Geoservices (Philippines) Inc. located in Makati City, performs sample preparation and analyses.

Statements contained in this table that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Management’s Discussion & Analysis

Licensing

Consultation with all levels of the relevant Government departments is being undertaken in order to work through the process of obtaining the appropriate licenses.

2008 Outlook

•	Finalize agreements as well as establish social/community programs.

•	Perform geological and regional reconnaissance mapping and sampling.

•	Perform exploration drilling.

•	Undertake ground and aerial geophysical surveys.

Other Properties

Other properties with which the company is associated include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103) and Phuoc Thanh (VN104). In the third quarter of 2007, the Company signed a Framework of a Laos and Cambodia Joint Venture Agreement with Zedex Minerals covering exploration activities in Laos and Cambodia. As this joint venture is in the early stages of set-up, there has been minimal activity to date and there is minimal budgeted expenditures anticipated in 2008.

Capcapo
Gold Property

Olympus Pacific Minerals Inc.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2007	2006	% Change	Comments on variances
				The Bong Mieu central plant (VN220) went into production in the
				fourth quarter of 2006. In 2007, we sold 9,198 ounces of gold
Sales	$ 6,996,257	$ 1,644,040	326	at a realized price of US$708 per ounce. For more information,
				please see the MD&A section Production and Operational
				Results – Bong Mieu Central (VN 220).
				Increased due to higher sales volumes (a result of being in
				operation for the full year in 2007 compared to 2006). For
Cost of sales	5,523,193	1,535,891	260	more information, please see the MD&A section Production and
				Operational Results – Bong Mieu Central (VN 220) .
Amortization	1,925,458	596,176	223	A result of higher production in 2007, a result of being in
				operation for the full year compared to 2006.
Management				Increased as a result of a higher headcount, higher
fees and	2,770,770	1,515,417	83	management salaries, and because we accrued for bonuses in
salaries				2007. In 2006, bonuses were not accrued until approved as we
				did not have a history of payment.
Professional				Higher in 2007 due to legal fees related to a potential merger
fees	782,058	353,402	121	with Zedex, accounting/audit services related to the US Form 20
				registration statement, and recruitment fees.
Travel	574,569	425,895	35	Increase in number of flights taken by senior management to
				Vietnam and Toronto.
Investor				Higher due to increased marketing efforts, an increase in the
relations and	527,466	256,207	106	number of trade shows attended, and transportation expenses
promotion				related to helicopter rentals for analyst trips.
Stock-based				Higher number of stock options issued (8,950,000 -2007 and
	2,272,717	617,071	268
compensation				1,965,000 -2006).
Interest
expense	(694,985)	(272,156)	155	Increase relates to higher interest earned on higher average
(income)				cash balances held.
Foreign				Loss mainly a result of the foreign exchange rate fluctuations
exchange loss	$566,894	$(8,865)	6495	impacting the value of cash denominated in US dollars. The
(gain)				loss on the value of US dollars was about $550,000.

Summary of Quarterly Results
	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$2,004,292	$2,232,250	$1,640,631	$1,119,084	$1,644,040	$-	$-	$-
Interest	326,110	173,193	158,600	37,082	69,601	108,709	91,682	2,164
Income

Net Loss	1,449,839	2,281,534	1,907,094	3,303,222	6,947,446	850,201	719,496	961,744
Loss
per share[1]	0.01	0.01	0.01	0.02	0.04	0.01	0.00	0.01
Deferred
exploration and	2,482,695	2,059,215	1,816,479	1,254,498	233,401	1,211,896	2,184,525	1,442,439
development

cost additions
Capital assets
additions	155,895	216,833	888,050	366,747	1,711,591	1,359,453	579,963	94,547
1. Basic and diluted

1.	Basic and diluted

Management’s Discussion & Analysis

Fourth Quarter Highlights

•
The Bong Mieu Central (VN220) plant produced 2,842 ounces of gold in the fourth quarter of 2007 and sold 2,497 ounce of gold. Production was slightly lower than the third quarter of 2007 due to lower throughput and recoveries. The average sales price realized in the fourth quarter of 2007 was US$799 per ounce.

•	Cost of sales at the Bong Mieu Central (VN220) plant was consistent with the third quarter of 2007.

•	Olympus invested $2,482,695 in exploration and development expenses and $155,895 acquiring property, plant and equipment.

•	The Dak Sa Underground Project (VN320) was further developed and work on the feasibility study continued.

Liquidity Section – Investing and Financing Activities

Investing activities

During 2007, Olympus invested $7,612,887 in exploration and development expenses and $1,627,525 acquiring property, plant and equipment.

Financing activities
Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets. As at December 31, 2007, the cash and cash equivalents’ balance is $26,656,146 compared to $4,101,536 as at December 31, 2006. The increase was mainly a result of two share placements that occurred during the 2007 period.

On March 19, 2007, a private placement closed where the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross cash proceeds of $12,000,000 and net proceeds of $11,967,772. The net proceeds are being used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

On August 10, 2007, the Company closed its previously announced offering (the “Offering”) of units of the Company (“Units”) for aggregate gross cash proceeds of $25,000,000. Cash proceeds, net of issue costs, totalled $22,891,000. Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. A total of 19,230,769 whole warrants were issued.

The agents for this transaction exercised an over-allotment option to purchase an additional 216,394 number of common shares at a price of $0.62 per common share and an additional 323,947 whole Warrants at a price of $0.06 per Whole warrant for net proceeds of $144,385.

The agents, in addition to a fee of $1,500,000, were granted non-transferable compensation options to acquire 2,307,692 Agents’ units. Each compensation option is exercisable for one Agents’ unit at $0.65 and expires on August 10, 2009. Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

Olympus Pacific Minerals Inc.

The net proceeds of $22,891,000 from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

Debt Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987 (in Canadian dollars). A portion of the proceeds from the exercise of the warrants was used to pay in full the outstanding balance of the Facility.

Debt Financing

The Company is evaluating project funding for Phuoc Son Dak Sa Underground Project (VN320) to determine whether it will be raised either through equity and/or debt financing. The ability of the Company to continue its activities is dependent upon obtaining the necessary funding to continue its exploration and development programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts. The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. We were previously exposed to interest rate fluctuations as our interest rate on our Macquarie facility floated with the market rates equal to LIBOR plus 2.75 percent. The loan was repaid in full on June 27, 2007.

Contractual Obligations and Commitments
As at December 31, 2007
Payments Due by Period	Total	Less than One Year	2 – 10 Years
Capital lease obligations	$388,390	$388,390	$-
Operating leases	1,316,671	891,143	425,528
Purchase obligations – supplies and services	3,239,153	3,239,153	-
Purchase obligations – capital	2,214,365	2,214,365	-
Asset retirement obligations	1,072,931	147,572	925,359
Total	$8,231,510	$6,880,623	$1,350,887

Common shares
As of March 5, 2008, the Company had issued and outstanding 232,392,881 common shares.

Management’s Discussion & Analysis

Regulatory Update

Disclosure Controls and Procedures
Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.

Internal Controls over Financial Reporting
In 2006, management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and disclosed the following weaknesses in the MD&A in the 2006 Annual Report:

•	Need to enhance the documentation of the evidence indicating the performance of critical control procedures.

•	Improve the segregation of duties between the operational processes, authorization and recording of transactions.

•	A weakness in the information technology controls related to management over changes to systems and supporting infrastructure, security and access controls.

•	Need to establish and document control monitoring procedures to ensure ongoing effective controls.

•	Need to further communicate company standards and policies such as the code of conduct and set up a monitoring system to ensure compliance with company standards.

During 2007, management worked on remediation of the following areas:

•	Documentation regarding internal controls over financial reporting;

•	Segregation of duties between operational processes, authorization and recording of transactions;

•	Design, documentation and implementation of change management, security and access controls over its information technology;

•	Ongoing communication of Company policies and standards; and

•	Establish and document control monitoring procedures.

Management engaged external consultants to perform additional procedures and provide results of their work to enable management to determine the nature and extent of any further remediation that is required until it is completed. Internal control testing on the third and fourth quarter of 2007 at our Vietnam and Toronto office has been completed.

Olympus’ executive officers have evaluated the effectiveness of the company’s design and operational effectiveness of its internal controls over financial reporting as of December 31, 2007 based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and Sarbanes - Oxley. Based on this evaluation, Olympus’ executive officers believe that the company’s design and operation of internal controls over financial reporting provides reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.

This MD&A does not include an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s evaluation was not subject to audit by the Company’s registered public accounting firm pursuant to temporary

Olympus Pacific Minerals Inc.

rules of the Securities and Exchange Commission that permit the Company to provide only management’s evaluation in this annual report.

Regulatory Reporting in the United States

The Company received comments during 2007, as part of the registration process with the Securities Exchange Commission (“SEC”) of the United States of America, on the amended Form 20 registration statement. During 2007, the Company filed amended Form 20 registration statements with the SEC to address SEC comments. In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement. On July 13, 2007, the Company filed its first annual Form 20. The completion of the 20F filing should provide easier access to global equity and debt markets.

The completion of the Form 20 registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008, that our common shares are listed and posted for trading on the over the counter bulletin board in the United States. This will allow U.S. citizens to trade the Company’s common shares more efficiently.

Shareholders’ Right Plan

The Board of Directors of the Company had adopted a Shareholder Rights Plan which was not ratified and approved by the shareholders, on December 21, 2007, by the required vote; and, therefore, the Plan has terminated in accordance with its terms.

Board and Management Changes

Effective June 7, 2007, Peter G. Meredith completed his term as director of Olympus and on May 2, 2007, Kevin Flaherty joined the Board.

Effective August 6, 2007, Rod Jones was appointed Vice President -Exploration. Mr. Jones’ predecessor Roger Dahn has taken on a consulting role with Olympus in order to pursue other interests. Also, effective August 6, 2007, Russell Graham accepted the newly created position of Vice President - Finance Vietnam.

In addition to his role as Executive Chairman, Mr. David Seton has been appointed as Chief Executive Officer effective February 4, 2008. Concurrently, Colin Patterson has taken on the role of Senior Technical Advisor to the Board with his contract extending to June 2009 in order for the Company to focus on achieving technical success in its major exploration and development projects.

Effective March 17, 2008, Peter Tiedemann will transition from his role of Chief Financial Officer and Corporate Secretary to that of Vice President - Corporate Affairs. Effective March 17, 2008, Pamela Campagnoni will assume the role of Chief Financial Officer and Louis Montpellier of Gowlings Lafleur Henderson LLP will be the Corporate Secretary.

Effective March 17, 2008, Jim Hamilton has been appointed as Vice President - Investor Relations.

Management’s Discussion & Analysis

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In this MD&A, the Company has provided an update for any changes in accounting policies. A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2007.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation. All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

Olympus Pacific Minerals Inc.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date. Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model. For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis. Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Changes in Accounting Standards

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

Section 3855 - Financial Instruments - Recognition and Measurement.

Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings.

The Company, as required by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007 and this adoption had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility.

On adopting this section, we have designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash

Cash is classified as held-for-trading and recorded at fair value.

Accounts receivable, accounts payable, accrued liabilities, and capital leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost. Our December 31, 2006 carrying values for loans and receivables and financial liabilities were recorded at amortized cost, and no adjustments were made to the opening values.

Long-term debt

All of our long-term debt is classified as other than held-for-trading and is accounted for at amortized cost. We previously capitalized any costs spent to issue debt to Deferred Financing Costs in long-term assets. Effective January 1, 2007, we recorded transaction costs related to issuing debt against the loan facility. After this reclassification, our long-term debt approximated amortized cost, and no other adjustments were made to the opening values.

Other balance sheet accounts

Other balance sheet accounts, such as inventories, prepaid expenses, and capital assets are not within the scope of the new accounting standards as they are not financial instruments.

Management’s Discussion & Analysis

Section 1530 - Comprehensive Income.

Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

Section 1506 – Accounting Changes.

Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

The CICA has also recently issued new accounting pronouncements:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed in order to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

•	Management is required to make an assessment of an entity’s ability to continue as a going concern;

•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

Olympus Pacific Minerals Inc.

In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure the cost of inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible assets, replacing Section 3062, Goodwill and other Intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard will become effective for the Company beginning January 1, 2009. The Company is reviewing this standard, and has not yet determined the impact, if any, on the consolidated financial statements.

Transactions with Related Parties

The Company entered into the following related party transactions during the 2007 year:

	Year-to-date December 31
	2007	2006
Consulting and legal fees[1]	$133,839	$83,371
Management fees[2]	$1,228,499	$581,396
Reimbursement of expenses[2]	$249,591	$147,377
Royalties[3]	$112,336	$47,960

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

(1) Consulting and legal fees
Consulting services provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services provided by Claymore Law where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided as required.

(2) Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2007 and 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2007 and 2006; Momentum Resources International Pty Limited associated with Colin Patterson in 2007 and 2006; Action Management Limited associated for Charles Barclay in 2007 and 2006; and Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Management’s Discussion & Analysis

(3) Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Other non-recurring transactions
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by significant shareholders who own over 5 percent of the Company.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

Olympus Pacific Minerals Inc.

We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Commodity Price Fluctuations - If the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current

Management’s Discussion & Analysis

laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License. Then, the Company requires a prospecting license, an exploration license and a mining license, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.

If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations

Olympus Pacific Minerals Inc.

in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

We Do Not Plan to Pay any Dividends in the Foreseeable Future: The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-

Management’s Discussion & Analysis

to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, President, VP Exploration, VP Operations, and VP Finance Vietnam.

Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Bong Mieu Central Gold Mine (VN220) into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time

Olympus Pacific Minerals Inc.

overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the Bong Mieu Central Gold Mine (VN220) into Production May Have Been Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

Because the Company’s Testing of its Mining Process at the Bong Mieu Central Gold Mine (VN220) was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220). The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be

Management’s Discussion & Analysis

developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Forward Looking Information

This year end report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this year end report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and un certainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

Olympus Pacific Minerals Inc.

From top clockwise: View from Olympus Office - Da Nang, Geologists - Phuoc Son, Kindergarten - Bong Mieu, Technician with gold doré bar - Bong Mieu, Miners - Phuoc Son.

Gold Pour - Bong Mieu

Olympus Pacific Minerals Inc.

Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. The independent auditors have unrestricted access to the Audit Committee. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

David A. Seton	Peter Tiedemann
Executive Chairman and	Chief Financial Officer and
Chief Executive Officer	Corporate Secretary
March 14, 2008	March 14, 2008

Annual Report 2007

Report Of Independent Auditors

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada	Chartered Accountants
March 5, 2008	Licensed Public Accountants

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

Consolidated Balance Sheets
Canadian Dollars
As at	December 31, 2007	December 31, 2006
ASSETS
Current
Cash	$26,656,146	$4,101,536
Accounts receivable and prepaid expenses	1,079,598	1,703,984
Inventory (note 12)	1,293,463	617,043
	29,029,207	6,422,563
Long-term
Property, plant & equipment (note 6)	11,094,563	10,697,757
Mineral properties (note 3)	9,818,923	10,015,755
Deferred financing costs	-	695,773
Deferred exploration and development costs (note 3)	21,707,466	13,724,846
	42,620,952	35,134,131
	71,650,159	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	3,163,155	1,899,646
Capital lease obligations (note 11)	388,390	412,894
Loan facility (note 5)	-	2,330,800
Asset retirement obligation (note 4)	135,333	59,173
	3,686,878	4,702,513
Long-term
Asset retirement obligation (note 4)	721,686	890,322
	721,686	890,322
	4,408,564	5,592,835
Commitments and contractual obligations (note 9)
SHAREHOLDERS’ EQUITY
Share capital (note 7a)	104,159,423	66,074,507
Contributed surplus (note 7a)	6,482,499	4,347,990
Deficit	(43,400,327)	(34,458,638)
	67,241,595	35,963,859
	$71,650,159	$41,556,694
See accompanying notes to the Consolidated Financial Statements

On behalf of the	David A. Seton,	Jon Morda, Director &
Board of Directors	Executive Chairman and	Chairman of Audit Committee
Chief Executive Officer

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss

Canadian Dollars

For the years ended December 31	2007	2006	2005
Sales - Gold	$6,996,257	$1,644,040	$-

Cost and expenses
Cost of sales	5,523,193	1,535,891	-
Amortization	1,925,458	596,176	19,858
Management fees and salaries	2,770,770	1,515,417	877,288
Professional fees	782,058	353,402	187,540
Travel	574,569	425,895	370,805
Investor relations and promotion	527,466	256,207	184,519
Consulting fees	393,438	315,763	149,790
Office and general administrative	417,526	508,269	230,900
Transfer agent and regulatory fees	161,409	189,237	25,555
Royalty expense	112,336	47,960	-
Shareholders’ information	80,492	37,767	33,266
General exploration	74,442	158,700	(37,392)
Stock-based compensation (note 7b)	2,272,717	617,071	961,075
	15,615,874	6,557,755	3,003,204
Other (income) expense
Interest income	(694,985)	(272,156)	(21,029)
Interest expense	130,615	127,262	23,203
Write off of deferred exploration costs	-	438,931	-
(note 3)
Write off of deferred transaction costs	265,488	-	-
Impairment charge (note 3)	-	4,280,000	-
Debt extinguishment costs (note 5)	54,060	-	-
Foreign exchange loss/(gain)	566,894	(8,865)	(236,917)
	322,072	4,565,172	(234,743)
Loss and comprehensive loss for the year	$8,941,689	$9,478,887	$2,768,461

Basic and diluted loss per common share	$0.04	$0.06	$0.02
Weighted average number of common	200,364,897	164,678,791	116,581,239
shares outstanding
Consolidated Statements of Deficit
For the years ended December 31 (Canadian Dollars)	2007	2006	2005
Deficit
Balance, beginning of the year	$34,458,638	$24,979,751	$22,211,290
Loss for the year	8,941,689	9,478,887	2,768,461
Deficit, end of the year	$43,400,327	$34,458,638	$24,979,751
See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

Consolidated Statements of Cash Flows
Canadian Dollars
For the years ended December 31	2007	2006	2005
Operating activities
Loss for the year	$(8,941,689)	$(9,478,887)	$(2,768,461)
Items not affecting cash
Amortization	1,925,458	596,176	19,858
Amortization of deferred financing costs	-	81,090	-
Stock-based compensation expense	2,272,717	617,071	961,075
Write-off of deferred transaction costs	265,488	-	-
Accretion expense	37,211	29,097	-
Write off of deferred exploration costs	-	438,931	-
Impairment charge	-	4,280,000	-
Foreign exchange	231,101	10,286	(39,944)
Reclamation costs	(79,388)	-	-
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	624,385	(1,452,499)	(43,238)
Accounts payable and accrued liabilities	961,315	292,661	1,147,817
Inventory	(676,418)	(357,529)	(259,514)
Cash used in operating activities	(3,379,820)	(4,943,603)	(982,407)
Investing activities
Deferred exploration and development costs	(7,612,887)	(5,072,261)	(4,666,219)
Acquisition of property, plant and equipment	(1,627,525)	(3,747,249)	(6,335,240)
Deferred transaction costs	-	(209,238)	-
Cash used in investing activities	(9,240,412)	(9,028,748)	(11,001,459)
Financing activities
Shares issued	36,829,000	16,543,966	11,881,771
Warrants issued	1,092,963	-	-
Shares issued on warrants exercised	2,394,987	-	-
Repayment of debt	(2,156,497)	-	(2,706,227)
Repayable loan	-	2,314,200	2,706,227
Share issue cost	(2,068,049)	(1,195,261)	(410,546)
Decrease in subscription received in advance	-	-	(4,680,000)
Capital lease payments	(367,800)	-	-
Cash provided by financing activities	35,724,604	17,662,905	6,791,225
Increase in cash during the year	23,104,372	3,690,554	(5,192,641)

Cash - beginning of the year	4,101,536	404,987	5,597,628
Effect of foreign exchange rate changes on cash	(549,762)	5,995	-
Cash - end of the year	$26,656,146	$4,101,536	$404,987
See accompanying notes to the Consolidated Financial Statements

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

Notes to Financial Statements

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation
These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Change in Accounting Policies
The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

Section 3855 - Financial Instruments - Recognition and Measurement.
Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings.

The Company, as required by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007 and this adoption had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility.

On adopting this section, we have designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash
Cash is classified as held-for-trading and recorded at fair value.

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

Accounts receivable, accounts payable, accrued liabilities, and capital leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost. Our December 31, 2006 carrying values for leases or receivables and financial liabilities were recorded at amortized cost, and no adjustments were made to the opening values.

Long-term debt
All of our long-term debt is classified as other than held-for-trading and is accounted for at amortized cost. We previously capitalized any costs spent to issue debt to Deferred Financing Costs in long-term assets. Effective January 1, 2007, we recorded transaction costs related to issuing debt against the loan facility. After this reclassification, our long-term debt approximated amortized cost, and no other adjustments were made to the opening values (note 5).

Other balance sheet accounts
Other balance sheet accounts, such as inventories, prepaid expenses, and capital assets are not within the scope of the new accounting standards as they are not financial instruments.

Section 1530 - Comprehensive Income.
Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

Section 1506 – Accounting Changes.
Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

The CICA has also recently issued new accounting pronouncements:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed in order to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

The main features of the changes are as follows:

•	Management is required to make an assessment of an entity’s ability to continue as a going concern;

•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure the cost of inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible assets, replacing Section 3062, Goodwill and other Intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard will become effective for the Company beginning January 1, 2009. The Company is reviewing this standard, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Cash
Cash is comprised of cash deposited in interest bearing bank deposit accounts.

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized using the straight-line method over three years.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements. For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense. Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the doré bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

We value finished goods and ore in stockpiles at the lower of cost or net realizable value.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Phuoc Son	$6,116,904	$6,116,904	$14,834,584	$9,527,650
Bong Mieu	3,944,000	3,944,000	6,535,527	9,167,689
Capcapo	-	-	678,541	-
	10,060,904	10,060,904	22,048,652	18,695,339
Accumulated
amortization[1]	(241,981)	(45,149)	(341,186)	(251,562)
Write-off[2]	-	-	-	(438,931)
Impairment charge[3]	-	-	-	(4,280,000)
Total	$9,818,923	$10,015,755	$21,707,466	$13,724,846

1.	Accumulated amortization relates to the Bong Mieu Central Gold mine which commenced commercial production on October 1, 2006.

2.	Write-off of $438,931 of Deferred Exploration costs in 2006 relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results.

3.
During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Gold mine deferred exploration and development costs.

Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997. Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company would pay a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam. Until such time as the Vietnamese partner meets its funding requirement no amount has been accrued for the royalty.

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4. Asset Retirement Obligation
	December 31, 2007	December 31, 2006
Balance, beginning of the year	$949,495	$382,509
Liabilities incurred	94,059	515,545
Liabilities settled	(79,388)	-
Foreign exchange	(144,358)	22,344
Accretion	37,211	29,097
Balance, end of the period	857,019	949,495
Current portion	135,333	59,173
Non-current portion	$721,686	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at US$1,082,000 over the next 9 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The US$1,082,000 will be spent as follows: 2008 – US$149,000; 2009 – US$202,000; 2010 – US$154,000; 2011 – US$380,000; 2012 – US$68,000; and 2013 and thereafter – US$129,000.

5. Loan Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

6. Property, Plant & Equipment

(in dollars)
	December 31, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$866,835	$221,481	$645,354	$502,412	$47,161	$455,251
Leasehold improvements	103,005	46,088	56,917	103,005	13,333	89,672
Machinery and equipment	6,706,032	1,284,822	5,421,210	5,613,823	281,354	5,332,469
Office equipment, furniture	1,097,257	509,395	587,862	867,883	292,234	575,649
and fixtures

Vehicles	400,711	222,128	178,583	376,548	153,956	222,592
Infrastructure	3,737,315	547,073	3,190,242	2,047,585	69,855	1,977,730
Capital Assets in progress	1,014,395	-	1,014,395	2,044,394	-	2,044,394
Total	$13,925,550	$2,830,987	$11,094,563	$11,555,650	$857,893	$10,697,757

7. Capital Stock

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years-ended December 31, 2005, 2006 and 2007.

	Number of Shares	Amount $
Common shares, January 1, 2005	97,748,660	$38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	-	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement[1]	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs[1]	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	66,074,507
Private placement[2]	21,428,571	12,000,000
Prospectus offering[3]	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment[3]	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs[1,4]	-	(2,606,538)
Common shares, December 31, 2007	232,377,011	$104,159,423

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

The following table shows movements in contributed surplus of the Company for years ended December 31, 2007, 2006 and 2005.

	December 31, 2007	December 31, 2006	December 31, 2005
Balance, beginning of the year	$4,347,990	$2,656,679	$1,567,334
Options granted	1,849,504	524,197	961,075
Bonus common shares granted	34,930	31,912	-
Valuation of warrants, net of issue costs[3,4]	1,092,963	1,445,573	128,270
Options and warrants exercised	(1,381,376)	(310,371)	-
Agents’ compensation options and
warrants granted[4]	538,488	-	-
Balance, end of the year	$6,482,499	$4,347,990	$2,656,679

1.
On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7 percent of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

2.	On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

3.
On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over- allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

4.
Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agents units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009. Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2007, 2006 and 2005.

December 31, 2007		December 31, 2006		December 31, 2005
Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning	11,477,500	$0.39	11,298,667	$0.37	4,244,500	$0.52
of the year

Granted	8,950,000	0.70	1,965,000	0.45	8,420,000	0.33
Exercised	(1,978,565)	0.43	(1,155,833)	0.33	-	-
Cancelled/ Expired	(856, 601)	0.58	(630,334)	0.44	(1,365,833)	0.51
Outstanding,	17,592,334	$0.53	11,477,500	$0.39	11,298,667	$0.39
end of the year

Options exercisable	14,249,925		9,619,793		7,980,333
at the end of the year

The following table summarizes information about the stock options outstanding for the year ended December 31, 2007.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of	Number Outstanding	Weighted Avg.	Weighted Average	Number Exercisable	Weighted Avg.
Exercise Prices	As at Dec. 31, 2007	Remaining Life (yrs)	Exercise Price	As at Dec. 31, 2007	Exercise Price
$0.30 - 0.36	6,030,000	2.73	$0.32	6,030,000	$0.32
$0.40 - 0.45	1,828,334	1.57	0.42	1,823,833	0.42
$0.50 - 0.55	784,000	1.83	0.51	765,944	0.51
$0.60 - 0.65	4,700,000	4.36	0.65	2,801,970	0.65
$0.75	4,250,000	4.19	$0.75	2,828,178	$0.75
	17,592,334			14,249,925

During the year ended December 31, 2007, 8,950,000 [2006 – 1,965,000] options were granted and were valued, for accounting purposes, at $2,716,750 [2006 - $428,628] using the Black-Scholes model. The weighted average assumptions for the 2007-granted stock option series were; a 3-year term, 82 percent volatility, a risk free rate of 4 percent, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 vest 12 months after the grant date and another 1/3 vest 24 months after the grant date. The total share compensation expense recognized for stock options in 2007 was $1,849,504 [2006 - $524,197].

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2007 and December 31, 2006.

	December 31, 2007		December 31, 2006
	Number	Weighted Average	Number	Weighted Average
	of Warrants	Exercise Price	of Warrants	Exercise Price
Outstanding, beginning of the year	7,266,092	$0.47	1,270,000	$0.40
Granted (see note 7a)	19,554,716	0.80	7,266,092	0.47
Exercised (see note 5)[1]	(5,476,092)	0.43	(1,270,000)	0.40
Outstanding, end of the year	21,344,716	$0.78	7,266,092	$0.47

1. 100,000 of the total warrants exercised related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at December 31, 2007.

	Number Outstanding As at
Exercise Prices	December 31, 2007	Expiry Date
$0.58	1,790,000	March 31, 2008
0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	21,344,716

d) Bonus Share Program

In 2007, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 469,850 common shares in 2008. On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $258,124.

Employees who opted for their bonus to be paid in common shares in 2006 received, in the first quarter of 2007, 137,060 common shares of the 191,330 shares they were eligible to receive (based on the one year service requirement). On the grant date, the fair value of the 2006 incremental share award including the cash bonus was $128,071.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2007 was $423,213 [2006 - $92,874] which includes $165,089 cash bonus accrual for a new bonus period.

8. Related Party Transactions

The Company entered into the following related party transactions during the 2007 year:

Year-to-date December 31	2007	2006
Consulting and legal fees	$133,839	$83,371
Management fees	$1,228,499	$581,396
Reimbursement of expenses	$249,591	$147,377
Royalties	$112,336	$47,960

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

Legal and consulting fees
Consulting services provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services provided by Claymore Law where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2007 and 2006; Momentum Resources International Pty Limited associated with Colin Patterson in 2007 and 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2007 and 2006; Action Management Limited associated for Charles Barclay in 2007 and 2006; and Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other non-recurring transactions
(a) On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

(b) On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by shareholders who own over 5 percent of the Company.

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

9. Commitments and Contractual Obligations

As at December 31, 2007
Payments Due	Total	Less than One Year	2 – 10 Years
Capital lease obligations	$388,390	$388,390	$-
Operating leases	1,316,671	891,143	425,528
Purchase obligations – supplies and services	3,239,153	3,239,153	-
Purchase obligations – capital	2,214,365	2,214,365	-
Asset retirement obligations	1,072,931	147,572	925,359
Total	$8,231,510	$6,880,623	$1,350,887

10. Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, capital lease obligations. The carrying amount of cash, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments.

Currency risk
The Company is primarily exposed to currency fluctuations relative to the US dollar and Vietnamese Dong as a significant portion of the Company’s operating and development costs are denominated in these foreign currencies. Monetary assets and liabilities denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The foreign exchange loss for the year ended December 31, 2007 was mainly the result of foreign exchange fluctuations impacting the value of cash denominated in US dollars.

Interest rate risk
The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2007 and December 31, 2006.

Market risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.

Concentration of credit risk
For the year ended December 31, 2007, one customer accounts for all sales and accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

11. Capital Lease Obligation

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2007	December 31, 2006
Total minimum lease payment	$388,390	$412,894
Less: current portion	388,390	412,894
	$-	$-

12. Inventory

	December 31, 2007	December 31, 2006
Dore Bars	$293,829	$73,047
Ore in stockpiles	126,311	76,337
Gold in circuit	115,388	18,800
Mine operating supplies	757,935	448,859
Total	$1,293,463	$617,043

13. Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2007	2006	2005
Loss	$(8,942,000)	$(9,479,000)	$(2,768,000)
Expected tax benefit of 34.12 percent	(3,051,000)	(3,223,000)	(945,000)
Issue Costs	(345,000)	(215,000)	(105,000)
Foreign tax differential	(843,000)	1,418,000	(268,000)
Non deductible expenses	2,129,000	116,000	596,000
Benefit of current year loss not recognized	2,110,000	1,904,000	722,000
Total income tax recovery	-	-	-

The components of the Company’s future income tax assets are as follows:

	2007	2006	2005
Non-capital losses carried forward	$5,731,000	$4,189,000	$2,415,000
Issue costs	760,000	616,000	263,000
Capital assets	53,000	25,000	25,000
Resource related deductions	636,000	692,000	641,000
Future income tax asset	7,180,000	5,522,000	3,344,000
Valuation allowance	(7,180,000)	(5,522,000)	(3,344,000)
Net future income tax asset	-	-	-

The Company has non-capital loss carry forwards of $24,520,000 (2006 -$16,280,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2027.

Olympus Pacific Minerals Inc.
Notes to Consolidated Financial Statements - December 31, 2007

Non-capital loss carry forwards	Year of loss	Note	Amount	Expiry Date
Canada	2007	1	$5,458,000	2027
Vietnam	2007	2	1,411,000	2012
Canada	2006	1	2,789,000	2026
Vietnam	2006	2	8,470,000	2011
Canada	2005	3	1,143,000	2015
Canada	2004	3	2,431,000	2014
Canada	2003	4	858,000	2010
Canada	2002	4	1,225,000	2009
Canada	2001	4	735,000	2008
Total non-capital loss carry forwards			$24,520,000

1.	Loss carryforward of 20 years

2.	Vietnam has a loss carryforward of 5 years

3.	Loss carryforward of 10 years

4.	Loss carryforward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resources expenditures have not been recognized in these consolidated financial statements.

14. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that was conditional on the Company’s completion of due diligence program to validate historical drilling information (completed in the third quarter of 2007). Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of US $200,000 will be made by the Grantee to AMIC. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100 percent beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40 percent owned by Kadabra, 20 percent owned by a Philippine national that the Company will identify (Philco), and 40 percent owned by AMIC. Collectively, the 40 percent ownership of Kadabra and the 20 percent ownership of Philco in Newco represent the 60 percent interest in the Property that is the subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60 percent owned by Philippine nationals. A corporation is considered a Philippine national if at least 60 percent of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60 percent owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60 percent Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60 percent interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20 percent interest after the first US$1 million is spent, an additional 20 percent interest after an additional US$2 million has been spent and an additional 20 percent interest after an additional US$3 million has been spent. Once the 60 percent interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60 percent interest, the Grantee would proportionately share in less than 60 percent of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3 percent of gross value of production or 6 percent of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

Olympus Pacific Minerals Inc.

15. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

16. Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Exploration and development expenditures
For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.

b) Production Start Date
Different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the production start date of a mine for accounting purposes. The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under U.S. GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded. As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

Under U.S. GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production/sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and the ability to consistently extract and produce gold. Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached. The criteria that resulted in the accounting difference would be the de minimus sales/production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

c) Asset Impairment – Long-Lived Assets

Under US GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

For the years ended December 31			2007			2006
	Notes	Canadian	Adjustments	US	Canadian	Adjustments	US
		GAAP		GAAP	GAAP		GAAP

Current assets		$29,029,207	$ -	$29,029,207	$6,422,563	$ -	$6,422,563
Long-term assets
Mineral properties	16b	9,818,923	(37,500)	9,781,423	10,015,755	(37,500)	9,978,255
Capital assets[2]	16b	11,094,563	(79,332)	11,015,231	10,697,757	(79,332)	10,618,425
Deferred Financing Costs[1]		-	-	-	695,773	(486,537)	209,236
Deferred
exploration and	16a	21,707,466	(21,707,466)	-	13,724,846	(13,724,846)	-
development costs
		42,620,952	(21,824,298)	20,796,654	35,134,131	(14,328,215)	20,805,916
Total Assets		71,650,159	(21,824,298)	49,825,861	41,556,694	(14,328,215)	27,228,479
Total Liabilities[1]		4,408,564	-	4,408,564	5,592,835	(486,537)	5,106,298
Total Shareholders’ equity		67,241,595	(21,824,298)	45,417,297	35,963,859	(13,841,678)	22,122,181
Total liabilities and		$71,650,159	$ (21,824,298)	$49,825,861	$41,556,694	$ (14,328,215)	$27,228,479
Shareholders’ equity

1.	Under US GAAP, deferred financing costs are netted against the loan.

2.	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

Olympus Pacific Minerals Inc.

Olympus Pacific Minerals Inc.
d) Reconciliation of consolidated net income
For the years ended December 31	Notes	2007	2006	2005
Net loss under Canadian GAAP		$ 8,941,689	$9,478,887	$2,768,461
Sales	16b	-	(1,193,954)	-
Cost and expenses	16a & 16b	-	1,536,989	-
Exploration and development expenditures	16a	7,982,620	5,128,332	4,666,219
Reverse impairment charge	16a	-	(4,280,000)	-
Reverse write-down	16a	-	(438,931)	-
Net loss and comprehensive
loss under US GAAP		$16,924,309	$10,231,323	$7,434,680

Basic and diluted loss per share		$0.08	$0.06	$0.06

e) Consolidated statements of cash flow under US GAAP
Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

For the years ended December 31	2007	2006	2005
Activities
Operating	$(10,992,707)	$(10,015,864)	$(5,648,626)
Investing	(1,627,525)	(3,956,487)	(6,335,240)
Financing	35,724,604	17,662,905	6,791,225
Cash at the beginning of year	4,101,536	404,987	5,597,628
Effect of foreign exchange rate changes on cash	(549,762)	5,995	-
Cash at end of year	$26,656,146	$4,101,536	$404,987

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the December 31, 2007 consolidated financial statements.

f) US GAAP Recent Developments
(i) In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations (“SFAS 141R”), which replaces SFAS No. 141, Business Combinations. Under the standard, an acquiring entity is required to record assets acquired and liabilities assumed in a business combination at fair value on the date of acquisition. Earn-out payments and other forms of contingent consideration will also be recorded at fair value on the acquisition date. The standard also requires fair value measurements to be used when recording non-controlling interests and contingent liabilities. In addition, the standard requires all costs associated with the business combination, including restructuring costs, to be expensed as incurred. For the Company, SFAS 141R is effective prospectively for business combinations having an acquisition date on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies. SFAS 141R amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to January 1, 2009 would also apply the provisions of SFAS 141R. The Company has not yet evaluated the potential impact of SFAS 141R on our consolidated financial statements.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

(ii) In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements. This standard requires a non-controlling interest in a subsidiary to be reported in equity on the consolidated financial statements separate from the parent’s equity. The standard also requires transactions that do not impact a parent’s controlling ownership and do not result in the deconsolidation of the subsidiary to be recorded as equity transactions, while those transactions that do result in a change in ownership and a deconsolidation of the subsidiary to be recorded in net income (loss) with the gain or loss measured at fair value. For the Company, SFAS 160 is effective January 1, 2009 and should be applied prospectively with the exception of the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company at this time has not evaluated the potential impact, if any, of SFAS 160 on our consolidated financial statements.

(iii) In June 2007, the EITF ratified EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). Under EITF 06-11 a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. For the Company, EITF 06-11 is effective, prospectively, as of January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material impact on our consolidated financial statements.

(iv) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. For the Company, SFAS 159 is effective as of January 1, 2008. The Company is in the process of currently evaluating the impact, if any, of the adoption of SFAS 159 on our consolidated financial statements.

(v) In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. For the Company, SFAS 157 is effective as of January 1, 2008. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of SFAS 157 for one year for certain non-financial assets and liabilities and remove certain leasing transactions from its scope. The Company is in the process of evaluating the impact, if any, of the adoption of SFAS 157 on our consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS

Olympus Pacific Minerals Inc.

DIRECTORS
David A. Seton
Kevin Flaherty
Jon Morda
John A.G. Seton
Douglas Willock - Lead Independent

OFFICERS
David A. Seton
Chairman & CEO

Charles A.F. Barclay
Chief Operating Officer

Pamela Campagnoni
Chief Financial Officer

Louis G. Montpellier
Gowling Lafleur Henderson LLP
Corporate Secretary

Russell J. Graham
VP Finance Vietnam

James W. Hamilton
VP Investor Relations

T. Rodney P. Jones
VP Exploration

Peter Tiedemann
VP Corporate Affairs

LEGAL COUNSEL
Gowling Lafleur Henderson LLP
Suite 2300, 1055 Dunsmuir Street
Bentall IV, P.O. Box 49122
Vancouver, British Columbia
Canada V7X 1J1
Telephone: 604.683.6498
Facsimile: 604.689.8610

AUDITOR
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416.864.1234
Facsimile: 416.864.1174

CORPORATE OFFICES
Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario  Canada M5C 1C3

Telephone:         416.572.2525
Toll-Free:            888.902.5522
Facsimile:            416.572.4202
info@olympuspacic.com

TRANSFER AGENT
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
www.computershare.com

Inquiries relating to shareholdings
should  be directed to the Transfer Agent.
Toll-Free: 800.564.6253 (North America)
Toll-Free: 514.982.7555 (International)
Email: service@computershare.com

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange: OYM
OTCBB : OLYMF
Frankfurt Stock Exchange: OP6

ANNUAL GENERAL MEETING
Will be held on Thursday, June 12, 2008
at 3:00 p.m. in the Gallery Room
TSX Broadcast Centre
The Exchange Tower
Street Level, 130 King Street West
Toronto, Ontario  M5X 1J2

info@olympuspacific.com
www.olympuspacific.com

Olympus Pacific Minerals Inc.

Suite 500, 10 King Street East
Toronto, Ontario, Canada M5C 1C3

www.olympuspacific.com

Telephone:	416.572.2525
Toll-Free:	888.902.5522
Facsimile:	416.572.4202